SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2004

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  x   Form 40-F
                                    ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No
                                     ---    ---


Enclosures:

1. Press release dated: November 26, 2004

     Announcement by the Government of Armenia, OTE and Armentel

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 25, 2004--The Board of Directors of Hellenic Telecommunications Organization SA (ASE: HTO,
NYSE: OTE), the Greek full-service telecommunications provider, issued the following announcement:
    On November 25 2004, after a period of intensive negotiations, the Government of Armenia, OTE and Armentel settled all outstanding disputes between them.
    The settlement package includes the mutual dismissal of an arbitration proceeding between the Government and OTE in London, the issuance of a second GSM license as well as an amended license to Armentel with rationalized build-out obligations.
    The Government, OTE and Armentel agreed to a compromise from their respective positions, in order to replace a costly and confrontational relationship, with one which is founded on cooperation and the efficiency of the regulatory and business environment, which will lead to the offering of consumer-oriented services.
    As a result, the Armenian consumer will benefit from an enhanced competitive offering of telecommunication services rendered.
    On the other hand, Armentel will function under an equitable regulatory framework, which will enable the implementation of high-quality services based on rapidly evolving technologies.
    With the support of the Armentel customers and the stabilization of the regulatory and business environment for the investor, this new chapter in the field of telecommunications will significantly contribute to the growth of the economy of the Republic of Armenia, and the prosperity of the population.


The Government of Armenia             OTE             Armentel JV, JSC


    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.



Contacts:
OTE:              Dimitris Tzelepis- Head of Investor Relations,
                  Tel: +30 210 611 1574 / 1429
                  email: dtzelepis@ote.gr

                  Nikos Kallianis - Senior Financial Analyst,
                  Investor Relations Tel: +30 210 611 5070;
                  email: nkallianis@ote.gr

                  Daria Kozanoglou - Communications Officer,
                  Investor Relations Tel: +30 210 611 1121;
                  email: nkozanoglou@ote.gr

Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                  email: ote@taylor-rafferty.com


    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis, +30 210 611 1574 / 1429
             dtzelepis@ote.gr
              or
             Nikos Kallianis, +30 210 611 5070;
             nkallianis@ote.gr
              or
             Daria Kozanoglou, +30 210 611 1121
             nkozanoglou@ote.gr
              or
             Taylor Rafferty
             London, +44 20 7936 0400
             New York, +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


                                                  By: /s/ Iordanis Aivazis
                                                  ------------------------------
                                                  Name: Iordanis Aivazis
                                                  Title: Chief Financial Officer


Date: November 26 2004